Eun Ah Choi
Vice President
Listing Qualifications

November 24, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 17, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from OceanPal Inc. (the "Registrant") a copy of the Registrant's application on Form 20-F 12(b) for the registration of the following security:

Common Stock, $0.01 par value including the Preferred Stock Purchase Rights

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,